FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of September 2006

Commission File Number 000-51141

DRYSHIPS INC.

80 Kifissias Avenue

Amaroussion 15125, Athens Greece

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [_]       No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-______________.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a copy of the Press Release of  DryShips, Inc. dated  September 25, 2006.

DRYSHIPS INC. ANNOUNCES FLEET RENEWAL AND EXPANSION

ATHENS, GREECE – September 25, 2006 – DryShips Inc. (NASDAQ: DRYS) announced today that it has entered agreements with unaffiliated third parties with regards to the following:

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The sale of the 1995 built, 71,747 dwt panamax bulkcarrier, MV Panormos for a price of approximately $35 million. Delivery to new owners will take place in the last quarter of 2006.

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The purchase of a 2000 built, 74,716 dwt panamax bulkcarrier to be renamed MV Redondo for a price of approximately $40.75 million. The vessel will be delivered to DryShips charter-free during the last quarter of 2006.

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The signing of contracts to build two panamax drybulk vessels at a first class shipyard in China at a cost of approximately $33.25 million, each. The two newbuildings are scheduled to be delivered in the last quarter of 2009 and the first quarter of 2010.

Mr. George Economou, DryShips’ Chairman and Chief Executive Officer commented:

 “We are extremely happy to be able to secure two early berths from a first class Chinese shipyard for an attractive price. Together with the disposal of the 11 year old Panormos and its replacement with a 6 year old vessel for a net difference of just $5.75 million we are continuing to execute on our strategy of expanding and renewing the fleet while capitalizing on attractive arbitrage opportunities”.

About DryShips Inc.

DryShips Inc., based in Greece, is an owner and operator of drybulk carriers that operate worldwide. As of the day of this Release, DryShips owns a fleet of 32 drybulk carriers consisting of 4 Capesize, 25 Panamax and 3 Handymax vessels, with a combined deadweight tonnage of approximately 2.6 million. The Company has also entered into agreements to acquire a further 2 panamax vessels.

DryShips maintains its executive offices in Greece.

DryShips Inc.’s common stock is listed on NASDAQ National Market where it trades under the symbol “DRYS”.

 Forward-Looking Statements

Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although DryShips Inc. believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, DryShips Inc. cannot assure you that it will achieve or accomplish these expectations, beliefs or projections. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charterhire rates and vessel values, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled drydocking, changes in DryShips Inc.'s operating expenses, including bunker prices, dry-docking and insurance costs, or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by DryShips Inc. with the US Securities and Exchange Commission.

Visit our website at www.dryships.com

Company Contact:
Christopher J. Thomas
Chief Financial Officer
DryShips Inc.
011-30-210-809-0570
E-mail: finance@dryships.com

Investor Relations / Media:
Nicolas Bornozis
Capital Link, Inc. (New York)
Tel. 212-661-7566
E-mail: nbornozis@capitallink.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DryShips Inc.

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(Registrant)

Dated:  September 25, 2006

By: /s/ Christopher J. Thomas

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Christopher J. Thomas

Chief Financial Officer

Endnotes